EXHIBIT 4.2(F)

TELECOM ITALIA S.P.A.

PERFORMANCE SHARE GRANTING 2008

RULES

In implementing the resolutions adopted on 16 April 2007 by the Ordinary Shareholders’ Meeting of Telecom Italia S.p.A. (with registered office in Milan, at Piazza degli Affari 2, tax code and registration number in the Milan Company Register 00488410010, also known as “Telecom Italia” and the “Company”), the following rules are established (the “Rules”) for the plan for the assignment, free of charge, of ordinary shares of the Company to the top management of the Group known as the “Performance Share Granting 2008” (the “Plan”).

Definitions

Beneficiaries – the beneficiaries of the Plan, identified among the persons entrusted with strategic roles who are employees or collaborators of Telecom Italia or companies controlled by Telecom Italia.

Incentive Period – the span of time with respect to which the degree of achievement of the Performance Objectives is verified, represented for each Beneficiary by the Plan Years in which his/her Participation Period is placed. Incentive Periods may therefore correspond not only to the entire three-year period of the Plan, but also to each of the three Plan Years separately, or to the two-year periods made up of the first and second or the second and third Plan Years.

Participation Period – the duration period of each Beneficiary’s participation in the Plan. The Maximum Participation Period is the period made up of the Plan Quarters included between the time the Right is perfected and 30 June 2011; the Actual Participation Period is the period made up of the Plan Quarters included between the time the Right is perfected and the Vesting of the Right.

Performance Objectives – the objectives identified in the schedule of objectives, to whose total or partial achievement is linked the actual assignment to Beneficiaries of the Shares subject to the Right.

Plan Quarters – The whole quarters completed between 1 July 2008 and 30 June 2011, ending on 30 September and 31 December in the years 2008, 2009 and 2010 and on 31 March and 30 June in the years 2009, 2010 and 2011.

Plan Years – the whole years (and each “Plan Year”) completed from 1 July 2008 to 30 June 2011, the date on which the Plan ends.

Right – the right granted by the Company to Beneficiaries to be assigned Shares free of charge. The Right – personal and not transferable inter vivos – is perfected with Beneficiaries’ acceptance of the content of the individual letter, the schedule of objectives and these Rules, which are an integral part of the individual letter.

Share/Shares – the ordinary shares of Telecom Italia S.p.A., each with a par value of €0.55. The shares are traded on the MTA share market, organized and managed by Borsa Italiana S.p.A.

Telecom Italia Group or the Group – Telecom Italia and the companies it controls directly and indirectly.

Vested Shares – the Shares that can be assigned to the Beneficiary according to the degree to which the Performance Objectives have been achieved in the Incentive Period.

Vesting (of the Right) – the termination of the Plan or some other event upon whose occurrence the Shares subject to the Right become collectible according to the degree to which the Performance Objectives have been achieved (Vested Shares).

1.	Description of the Plan

1.1

The Plan consists in granting Beneficiaries the right to the assignment, free of charge, of Shares up to a maximum number determined in advance by the Board of Directors (or its duly authorized representative) for the Maximum Participation Period, with the subsequent actual assignment of only the Vested Shares, in accordance with Section 3.

1.2

The condition for the Vesting of the Right is participation in the Plan for a minimum Actual Participation Period of four consecutive Plan Quarters. No sum is owed by the Company for shorter Participation Periods.

2.	Beneficiaries

2.1

The identification of the Beneficiaries with the contemporaneous quantification of the Shares subject to the Right is to be carried out by the Board of Directors (or its duly authorized representative).

2.2

The Board of Directors (or its duly authorized representative) is to verify over time the consistency of the list of Beneficiaries with Telecom Italia’s organizational and/or corporate structure and adopt any measures that may be necessary.

2.3	For Beneficiaries identified at the Plan’s launch the Right is effective from 1 July 2008 onwards and refers to all the Plan Quarters up to 30 June 2011.

In the event of a new Beneficiary being identified during the Plan, the Right will be effective ex nunc and refers to the Plan Quarters with dies a quo subsequent to the entitlement of the Right and up to 30 June 2011.

2.4

Each Beneficiary is to be informed of his/her inclusion in the Plan with an indication of the Performance Objectives and the number of Shares subject to the Right. Every subsequent change to the Plan, including revocation of the Right on an individual basis, is to be notified to the Beneficiary in the manner laid down in Section 8.

3.	Vested Shares

3.1

Vesting is to be understood as verified at the end of the Plan or on the day of the event that causes the annulment of the Right with effect ex nunc, as described in Section 5, without prejudice to the time to ascertain the achievement of the Performance Objectives in the relevant Incentive Period and to transfer the Shares as set out below.

3.2

In the event of annulment of the Right with effect ex nunc, for the purpose of quantifying the Vested Shares, the number of Shares subject to the Right is to be rescaled (with the result rounded up to the nearest whole number) to take account of the Actual Participation Period, provided the condition referred to in Section 1.2 is satisfied.

3.3

The number of Vested Shares is calculated by the Board of Directors (or its duly authorized representative) according to the degree to which the Performance Objectives have been achieved in the Incentive Period. Without prejudice to Section 3.4, the assignment (transfer) of Vested Shares is normally to be carried out in one lump sum and to be effective on the sixth trading day subsequent to 30 June 2011 (Vested Shares with respect to Incentive Periods ending on 30 June 2011) or, in the event of annulment of the Right referred to in Section 5, to 30 June 2010 (Vested Shares with respect to Incentive Periods ending on 30 June 2010) or to 30 June 2009 (Vested Shares with respect to Incentive Periods ending on 30 June 2009).

3.4

For Beneficiaries who at the time of the Vesting of the Right hold the position of Executive Director and/or General Manager of the Company, the assignment will be carried out in two tranches equal to half the Vested Shares, the first to be made over within the time limit identified in Section 3.3 and the second at the end of the subsequent twelve months.

4.	Performance Objectives

4.1

Achievement of the Performance Objectives – possibly rescaled for two or one-year Incentive Periods – is normally to be ascertained by the second trading day subsequent to 30 June 2009, 30 June 2010 and 30 June 2011 for Incentive Periods ending respectively on 30 June 2009, 2010 and 2011.

5.	Conditions for the assignment of Shares

5.1

Without prejudice to the cases referred to below, the Right will be annulled when the Beneficiary ceases to have an employment, board or collaborative relationship with the Company or subsidiaries of the Company, even if different from the Group company with which such relationship existed at the time of the entitlement of the Right.

5.2

In the event of dismissal for just cause or on justified subjective grounds or of resignation not for just cause, as of the date of the communication of the termination of the relationship, the Beneficiary will lose the Right with effect ex tunc and therefore without the assignment of Shares.

5.3	The Beneficiary’s Right will be annulled ex nunc, with assignment of the Vested Shares pursuant to Section 3 in the following cases:

a.	withdrawal from the Group of the company or business unit with which the Beneficiary has the employment, board or collaborative relationship;

b.	dismissal upon age limits being reached or resignation due to retirement and in the event of disability;

c.	termination of the appointment to the position of director;

d.	revocation of the participation in the Plan of the individual Beneficiary as a consequence of changes to the organizational and/or corporate structure;

e.	cancellation or suspension of the entire Plan.

5.4

In the event of termination of the employment relationship by mutual consent, or dismissal on justified objective grounds or resignation for just cause (and equivalent cases in relation to board relationships), the Right will be annulled. The Company’s Board of Directors (or its duly authorized representative) may nonetheless permit the assignment of a number of shares not exceeding 50% of the Vested Shares at the date of the termination of the relationship according to the terms and conditions established in Section 3. The decision is reserved to the Board of Directors if the Beneficiary is an executive director of the Company.

5.5

In the event of the Beneficiary’s death, the Vested Shares up to the day of death will be assigned to the persons having entitlement according to the terms and conditions established in Section 3 once fulfilment of the obligations deriving from applicable law has been ascertained.

5.6

Under the currently applicable tax legislation referred to in Section 6.1, an essential condition for the assignment of the Shares is the Beneficiary’s making funds available for the withholding of tax on income that the Company might have to carry out in its capacity as a withholding agent.

6.	Tax and social security regime

6.1	The taxes and social security contributions related to the Shares assigned remain the responsibility of Beneficiaries and/or the Company on the basis of the currently applicable legislation.

6.2

The tax and social security regime applicable to Beneficiaries of the Plan who are domiciled abroad for tax purposes is that of the tax jurisdictions concerned, subsequent to the application of any international double tax agreements to avoid overlapping demands between the country of the Beneficiary’s tax domicile and the country of the employer’s tax domicile.

6.3	The tax regime of the assignment to successors having entitlement of defunct beneficiaries will be that applying to successions mortis causa.

7.	Changes to the Plan

7.1

The Board of Directors (or its duly authorized representative) may intervene at any time, in the manner deemed most appropriate, to revoke or correct the terms and conditions for individual Beneficiaries to participate in the Plan in the same way as – within the limits established in the resolution of the shareholders’ meeting – it may change, suspend or cancel the Plan in the light of events (including legislative and regulatory amendments), extraordinary corporate actions, and investment/disinvestment projects considered to be of particular importance and not foreseen at the time of assignment of the Right, and give Beneficiaries’ timely notice of its decision.

7.2

If a cash and/or exchange tender offer is made for the Shares, the Company’s Board of Directors (or its duly authorized representative) may provide for the early assignment of some or all of the Vested Shares, and establish the terms and conditions for the purpose.

8.	Notifications

8.1	Notifications to Beneficiaries pursuant to these Rules are to be made in writing and sent by ordinary mail or e-mail.

8.2

Notifications are to be made preferably to the place of work or to the address indicated by Beneficiaries. To this end Beneficiaries must promptly notify the Human Resources function of any change in their postal and e-mail addresses.

9.	Disputes

9.1	Any disputes arising from, dependent on or howsoever connected with the Plan are to be referred to the sole competence of the judiciary of Milan.